Kai H. Liekefett kliekefett@velaw.com
Tel +1.212.237.0037    Fax +1.713.237.0100

October 17, 2016

Via EDGAR, Email and Federal Express

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Surge Components, Inc. Preliminary Proxy Statement filed on Schedule 14A Filed October 7, 2016 File No. 000-27688

Dear Mr. Panos:

On behalf of our client, Surge Components, Inc. (the “Company”), please find below the responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 14, 2016, with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on October 7, 2016, File No. 000-27688 (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). Enclosed with the email and Federal Express versions of this letter is a copy of the Amended Preliminary Proxy Statement marked to show changes from the Preliminary Proxy Statement as originally filed.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Preliminary Proxy Statement unless otherwise specified.

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Securities and Exchange Commission October 17, 2016 Page 2

General

1.	Please revise to include a statement regarding the number of shares outstanding the class of securities in respect of which proxies are being solicited, or advise. Refer to Item 6(a) of Schedule 14A.

RESPONSE: The Company acknowledges the Staff’s comment and has added a disclosure regarding the number of outstanding shares of the Company’s common stock on page 20.

2.	Please revise to identify the proxy statement that will be distributed to shareholders, as distinguished from the Schedule 14A or the Notice of the annual meeting, as preliminary. Refer to Rule 14a-6(e)(1) of Regulation 14A.

RESPONSE: The Company acknowledges the Staff’s comment and has added the following language to the top of page 1:

“PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION, DATED OCTOBER 17, 2016”

3.	Please revise to state the business address for non-nominee directors, or advise. Refer to Item 5(b) of Schedule 14A.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that an Appendix A has been added to the end of the Amended Preliminary Proxy Statement to disclose certain information about the participants in the Company’s solicitation, including information about the business addresses of the non-nominee directors.

4.	Advise us, with a view toward revised disclosure, why none of the other participants have been identified on the cover page of Schedule 14A as persons filing the proxy statement.

RESPONSE: The Company respectfully advises the Staff that it does not believe that any other persons are required to be included on the cover page of the Schedule 14A as persons filing the proxy statement. The Company is making the solicitation and is responsible for the adequacy and accuracy of the disclosures in the Preliminary Proxy Statement, the Amended Preliminary Proxy Statement and in any other filings that the Company will make with the Commission in connection with the proxy solicitation. The Company notes to the Staff that none of the directors, director nominees and executive officers are receiving any compensation from the Company in connection with the proxy solicitation.

Securities and Exchange Commission October 17, 2016 Page 3

The Company respectfully refers the Staff’s attention to ample precedent for its approach of listing only the Company’s name as a filing person on the cover page:

●	Support.com, Inc., Schedule 14A filed on May 4, 2016;

●	RTI Surgical, Inc., Schedule 14A filed on April 19, 2016;

●	Stratus Properties Inc., Schedule 14A filed on April 15, 2016;

●	Guidance Software, Inc., Schedule 14A filed on March 30, 2016; and

●	TICC Capital Corp., Schedule 14A filed on July 12, 2016.

Proposal 1 | Election of Directors

5.	Item 5(b)(1)(iii) of Schedule 14A requires a statement as to “whether or not” any of the participants have been the subject of criminal convictions within the last ten years. Please provide us with a written reply made on behalf of each participant notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

RESPONSE: The Company confirms on behalf of each participant named in Appendix A to the Amended Preliminary Proxy Statement that none of the participants has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years.

6.	The biographical information, as provided pursuant to Item 7(b) of Schedule 14A, does not appear to fully comply with the requirements of Item 401 of Regulation S-K. While a listing of the ages of all directors, executive officers and significant employees is required, ages do not appear to have been provided. Please revise or advise.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully notes to the Staff that a listing of the ages of directors and executive officers has been provided in Appendix A.

Securities and Exchange Commission October 17, 2016 Page 4

Proposal No. 2: Advisory Vote on Executive Compensation

7.	Revise to cite the federal statutory provision, as distinguished from a rule promulgated by the U.S. Securities and Exchange Commission, pursuant to which the advisory vote is being sought.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 11 to include a citation to the federal statutory provision and the rule promulgated thereunder governing the advisory vote on its executive compensation.

8.	Revise to state the frequency of such advisory votes or when the next advisory vote will occur. Refer to Item 24 of Schedule 14A.

RESPONSE: The Company acknowledges the Staff’s comment and has added the following sentence on page 11: “We hold stockholder votes on executive compensation on an annual basis until our next stockholder advisory vote on the frequency of say-on-pay votes.”

Proposal No. 4: Approval of the Rights Plan

9.	The summary of this proposal refers to Appendix A as the document where security holders could find and review a full description of the rights plan. No Appendix A was included. Please revise or advise.

RESPONSE: The Company acknowledges the Staff’s comment and has included the full rights plan as Appendix B to the Amended Preliminary Proxy Statement. The Company has additionally revised the language on page 14 accordingly.

10.	Advise us, with a view towards revised disclosure, whether any disadvantages exist for an issuer to have such a rights plan. For example, advise us what consideration was given to disclosing, if true, that the existence of such a plan could make a change of control transaction, such as a tender offer, more difficult to get consummated. Refer to Release No. 34-15230 (October 13, 1978).

RESPONSE: The Company acknowledges the Staff’s comment and has therefore revised the disclosure on page 13 to state that: “Observers of NOL rights plans could contend that such plans can have the effect of insulating management from a change of control.”

Securities and Exchange Commission October 17, 2016 Page 5

11.	We note the disclosure that indicates the rights plan was adopted by the “Board, effective October 7, 2016.” Advise us, with a view toward revised disclosure, why the security holders are being asked to “approve” this rights plan as distinguished from ratifying it. For example, describe the legal requirement, if any, that resulted in the matter being submitted to security holders for their “approval.”

RESPONSE:

The Company acknowledges the Staff’s comment and has rephrased Proposal 4 as a proposal to “ratify,” instead of to “approve,” the NOL Rights Plan. These changes have been made in the Letter to Stockholders, Notice of the Annual Meeting, and on pages 13 and 14 of the Amended Preliminary Proxy Statement.

The Company previously employed the term “approval” to match a term used in the NOL Rights Plan (filed at Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on October 7, 2016). Under section 7(a) of the NOL Rights Plan, the plan terminates if “Stockholder Approval has not been obtained at the Company’s 2016 annual meeting of stockholders.” Under the NOL Rights Plan, “Stockholder Approval” means “the approval or ratification by the stockholders of the Company of this [NOL Rights Plan].”

Proposal No. 7: By-Law Restoration Proposal

12.	We note the disclosure that “one or more properly adopted by-law amendments determined by the Board to be in the best interest of the Company and its shareholders” may be subject to repeal. Please revise to indicate, if true, that to the extent the proposal is lawfully approved, the repeal that would be effectuated could result in the repeal of an action aligned with stockholder interests and identify the bylaw. Otherwise, please support the cited statement with a reasonable factual foundation. Refer to Note b. to Rule 14a-9.

RESPONSE: We acknowledge the Staff’s comment and have revised page 19 accordingly to state, in terms compliant with Rule 14a-9, that to the extent the proposal is lawfully approved, the repeal that would be effectuated could result in the repeal of an action aligned with stockholder interests.

Statements Regulated Under Rule 14a-9

13.	Please revise to state the factual foundation, if any, that supports the following representations regarding the “substantial expense” and “substantial investment of management time,” or alternatively delete the statement: “The Board believes that reincorporating the Company in Delaware would involve substantial expense to the Company and would require a substantial investment of management time that would be better spent on the Company’s business affairs.”

RESPONSE: The Company acknowledges the Staff’s comment and has revised page 16 to clarify the factual foundation for the Company’s position.

* * *

Securities and Exchange Commission October 17, 2016 Page 6

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Kai Haakon E. Liekefett at (212) 237-0037.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Kai H. Liekefett
Name:	Kai H. Liekefett

Enclosures

cc:	Ira Levy
Joshua N. Englard